Exhibit 3.1

CERTIFICATE OF DESIGNATION

OF

SERIES A REDEEMABLE CUMULATIVE PREFERRED

STOCK OF OMEGA COMMERCIAL FINANCE CORPORATION

Pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation of Omega Commercial Finance Corporation, a Wyoming Corporation (the “Company”), and by the Wyoming Business Corporation Act, the Board of Directors on October 4, 2012 adopted the following resolution creating a series of Five Million (5,000,000) shares of preferred stock designated as Series A Redeemable Cumulative Preferred Stock containing the following powers, preferences and rights:

1.

Number of Shares; Designation. A total of 5,000,000 shares of preferred stock, par value $200.00 per share, of the Company are hereby designated as Series A Redeemable Cumulative Preferred Stock (the “Series”). Shares of the Series (“Preferred Shares”) will be issued at the par value of $200 per share (“Par Value”).

2.

Rank. Except as otherwise set forth herein, the Preferred Shares shall have the same rights and privileges as the common stock of the Company (the “Common Stock”).

3.

Dividends. Annual dividends at a rate of Seven and One Quarter percent (7.25%) of Par Value shall accrue on the Preferred Shares (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) in preference and priority to any declaration or payment of any distribution on Common Stock in such calendar year.  The accruing dividends shall accrue from day to day pro rata from the original issue date, whether or not earned or delivered, and shall be cumulative.

4.

Redemption.  At any time after the 1st anniversary of the original issue date of the Preferred Shares, the Company shall have the right, but not the obligation, to redeem, out of funds legally available therefor, all (but not less than all) of the outstanding Preferred Shares.  The Company shall redeem the Preferred Shares by paying in cash an amount per share equal to the Par Value for such Preferred Shares, plus an amount equal to all accrued but unpaid dividends thereon, whether or not earned.  On the 5th anniversary of the original issue date, the Company shall have the obligation to redeem, out of funds legally available therefor, all outstanding Preferred Shares at a price per share equal to the Par Value for such Shares, plus an amount equal to all accrued but unpaid dividends thereon, whether or not earned.

5.

Voting Rights. Each Class A Preferred Share shall have one vote and the right to vote on all matters submitted to the common shareholders for a vote at any time at special or annual meetings of the Company.

IN WITNESS WHEREOF, the Company has caused this Certificate to be duly executed on its behalf by its undersigned Chairman and Chief Executive Officer as of the date below

Date: October 11, 2012.

Omega Commercial Finance Corporation:

By:/s/ Jon S. Cummings, IV

Jon S. Cummings, IV

Title:  President, CEO and Director